Exhibit 99.2
CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
FOR IMMEDIATE RELEASE
China Yuchai International Limited (“CYI”)
Enters into Cooperation Agreement
Singapore (July 5, 2007) — CYI entered into a Cooperation Agreement dated June 30, 2007 with Guangxi Yuchai Machinery Company Limited (“Yuchai”), a subsidiary of CYI, Coomber Investments Limited (“Coomber”), a shareholder of CYI, and Guangxi Yuchai Machinery Group Company Limited, a shareholder of Yuchai (the “State Holding Company”). The Cooperation Agreement amends certain terms of the Reorganization Agreement dated April 7, 2005, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement was scheduled to terminate on June 30, 2007.
While most of the governance provisions of the Reorganization Agreement have been performed, four key provisions remain to be performed. First, the restructuring and spin-off of Yuchai have not been effected. Second, Yuchai has not paid the anti-dilution fee of US$20 million to CYI. Third, while various amendments to Yuchai’s Articles of Association and corporate governance have been ratified and adopted by Yuchai, these amendments are still in the process of being approved by the relevant Chinese authorities. The parties are continuing to seek the required approvals. Finally, RMB 205 million in loans due to Yuchai from Yuchai Marketing Co., Ltd (“YMCL”) also referred to as Yuchai Marketing and Logistic Company Limited, a wholly-owned subsidiary of Coomber and the State Holding Company, still remain outstanding. As previously disclosed, Yuchai has agreed to extend the maturity date of these loans to May 30, 2008. The repayment of these loans is guaranteed by Coomber and the State Holding Company.
Pursuant to the amendments to the Reorganization Agreement, CYI has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between CYI and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, CYI will not seek to recover the anti-dilution fee of US$20 million from Yuchai.
CYI’s Board of Directors approved the Cooperation Agreement, including the amendments to the Reorganization Agreement described above, based upon its consideration of several factors, including the following:
1. the new chairman of the board of directors of Yuchai, Mr. Yan Ping, has been cooperative with, and supportive of, CYI and relations among CYI, Yuchai, Coomber and the State Holding Company continue to improve;
2. the management style of the new chairman has engendered more transparency in the affairs and management of Yuchai;

CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
3. Yuchai’s board of directors has been reconstituted with CYI entitled to elect nine of Yuchai’s 13 directors thereby reaffirming CYI’s right to effect all major decisions relating to Yuchai;
4. regular meetings of the board of directors of Yuchai have been held since 2005;
5. Yuchai has affirmed CYI’s continued rights as Yuchai’s majority shareholder to direct the management and policies of Yuchai;
6. the board of directors has approved the payment of dividends by Yuchai for each financial year since 2005;
7. sound corporate governance guidelines and practices have been adopted by Yuchai and they continue to be fine-tuned on an ongoing basis such that Yuchai follows international best practices and are in line with the Company Law in the PRC;
8. various board committees (inter alia, an Audit Sub-Committee, a Remunerations Sub-Committee, a Nominations Sub-Committee and a Finance Sub-Committee) have been put in place and utilized by Yuchai. The Finance Sub-Committee is responsible for reviewing the necessity and feasibility of investment projects and making recommendations to Yuchai’s board of directors;
9. Yuchai has provided access to CYI’s independent auditors, and is cooperating with CYI’s five secondees, including one business controller, one financial controller, one Sarbanes-Oxley manager, and two internal auditors, who are working full-time at Yuchai.
CYI will continue to implement its business diversification plan in consultation with Yuchai and Coomber.
The Cooperation Agreement provides that the parties will explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses. Although the parties to the Cooperation Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated. See the cautionary statements contained in the first and second risk factors under “Item 3. Key Information — Risk Factors” in CYI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 8, 2006.
Conference Call
A conference call to discuss these developments with investors will be held on 9 July 2007 at 10.00 a.m. (New York time). To participate in the teleconference, please dial +65 6668 7900. The access code is 209980#.
GENERAL INFORMATION
CYI has submitted a copy of this press release and the Cooperation Agreement on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director
Mr Philip Ting, Director and CFO